Exhibit 99.4

Enabling NextGen Smart Cards for Payments & Card-based Applications Quarterly Presentation for Q1 2022 May 2022 Oslo Børs: IDEX    Nasdaq: IDBA Copyright © 2022 IDEX Biometrics ASA

Disclaimer

This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (IDEX) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions denoting uncertainty. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be markets we target, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates, and such other factors as may be discussed from time to time. Although IDEX believes its expectations and the information set forth in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as described in this presentation. IDEX is not making any representation or warranty, expressed or implied, as to the accuracy, reliability, or completeness of the information in this presentation, and neither IDEX nor any of its directors, officers, or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. IDEX undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation.

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Copyright © 2022 IDEX Biometrics ASA
IDEX

IDEX Biometrics – The Next Generation of Payments $$ Multi-billion Market Opportunity Superior Biometric Performance Disruptive System Costs Capturing a Market Inflection Point 3 Copyright © 2022 IDEX Biometrics ASA

The Case for Card-based Fingerprint Authentication Ease of use: Challenges ? Simple, low-cost enrolment ? Seamless user experience User Experience Identity protection: ? Encrypted biometric data; stored only on the card Security Fraud mitigation: ? Secure, high-value Fraud contactless transactions Economic benefits: Card Economics New customer acquisition ? ? “Top of Wallet” effect ? Direct Monetization     4 Copyright © 2022 IDEX Biometrics ASA

The Opportunity Copyright © 2022 IDEX Biometrics ASA

Rapid Scaling of Biometric Payment Cards

- **Total market: ~5 Billion smart cards per year**
  - Includes all cards with secure element
- **Addressable Market: payment cards**
  - >3.0 billion payment smart cards per year
- **Serviceable Market: dual interface payment cards**
  - >2 billion contactless cards per year, growing at >8% CAGR
  - Biometric penetration rate is rising faster than contactless adoption
  - Forecasting 18% penetration by 2025, representing > 500 million cards
- **Multi-Billion $ SAM in payment cards alone**
  - Only two established competitors
  - Market regulations limit threat of new low-cost competitors


>$1B-$2B

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Copyright © 2022 IDEX Biometrics ASA
IDEX

Recent Biometric Payment Cards Launches by IDEMIA

ROCKER

- Rocker Touch Visa card launched February
  - Successful deployment, demand > expectations
  - Based on IDEMIA F.CODE, utilizing TrustedBio sensor
- Available to all customers, but positioned as premium package
  - Monthly fee of approximately $10
- ICMA 2022 Elan Awards
  - Finalist: Leader in Card Innovation

'Enrolment was super easy. Worryless! No code. No problem.'
Serentity899,
Rocker customer



'Proud to pioneer biometric payment cards. Next card generation surely is here.'
Maxipaxii,
Rocker customer

manager.one

- Visa corporate payment card launched April
  - Innovative, online expense management application for businesses
  - 50-100 account openings per day
  - Based on IDEMIA F.CODE, utilizing TrustedBio sensor
- Collaboration of Banque Wormser Freres and software developer SaGa Corp.


VISA

'The use of biometrics improves the security of our users and offers them a new experience in their act of purchase'
Adrien Touati, Co-founder,
manager.one

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Copyright © 2022 IDEX Biometrics

IDEX

Accelerating Launch Activity Europe • > Six major bank launches in 2022 • ~100M biometric cards TAM in 2025 • Acceleration driven by challenger banks • Preference for contactless (hygiene) cases • Brazil & Mexico launches i • > 10 launches in pipeline • Crypto hard wallets • Fraud and convenience driving demand • Hygiene and security conce • Focusing on affluent segments • Regulatory policies driving • Additional ID authentication use cases 8 Copyright © 2022 IDEX Biometrics

Long-term Vision: Universal Security Device Biometrically-enabled cards secure a range of applications Payment (card present and card not present) Cybersecurity / Data Access Access Control (Physical) Central Bank Digital Currency (CBDC) wallet Public Transportation / Ticketing Healthcare and Government ID An off-cloud personal security device to protect Each application represents a range of mobile and internet applications a multi-billion card opportunity 9 Copyright © 2022 IDEX Biometrics ASA Copyright © 2021 IDEX Biometrics

Competitive Advantage Copyright © 2022 IDEX Biometrics ASA

Superior Technology Drives Differentiation Disruptive Card Architecture Disruptive Cost Performance Leadership Versatile Enrollment Options Flexible and Comprehensive Solution 11 Copyright © 2022 IDEX Biometrics ASA

IDEX Enables Seamless Customer Experience Enrolment is critical for market scaling Larger sensors improve user experience IDEX TrustedBio Competition 1 < 6 touches to enroll 2 Industry-leading anti-spoof 3 End to end transaction is 1⁄2 sec âœ~ ✓ 6 Touch enroll 13 Touch enroll for Performance exceeding Visa and equivalent coverage 4 MasterCard requirements 12 Copyright © 2022 IDEX Biometrics

Our Turnkey Solution Is Accelerating Development Largest system integrator in Japan Payment cards and Digital Access cards Payment cards and Digital Access across SEA – TAM > 5MN cards Turkey is Europe’s largest payment market, with 260M cards Top 10 card manufacturer globally; certified by VISA, Mastercard, CUP, JCB In development with one of India’s leading manufacturers for RuPay • Full solution includes proprietary COS and custom inlay • Sixconfirmed design wins coming to market • Six additional new designs in the pipeline • Combined contactless card volumes > 1.5 billion cards Smart card manufacturers in development with IDEX Turnkey 13 Copyright © 2022 IDEX Biometrics ASA

Ecosystem Partners are Key to Sales Strategy IDEX works jointly with partners to drive demand across the value chain Secure Elements Card Manufacturers Banks and Issuers Inlay/EMV modules Personalization Sensor/Matcher/OS Processors IDEX and technology partners IDEX and card manufacturing partners • Drive design-wins with card manufactures • Drive demand with Banks and Issuers • Enable biometric card manufacturing • Enable personalization bureaus and processors to support biometric cards Through our partners IDEX can address greater than 70% of the payment card market 14 Copyright © 2022 IDEX Biometrics ASA

Performance Highlight Copyright © 2022 IDEX Biometrics ASA

Q1 2022 Highlights Bank Launches Certified Design Wins for Biometric Cards IDEX/Infineon Solution 3 commercial launches 3 cards in production 6 new cards coming to market in ‘22 >10 launches planned for ‘22 16 Copyright © 2022 IDEX Biometrics ASA

Q1 2022 Financial Summary Summary Profit & Loss Q1 2022 Q4 2021 Q3 2021 Q2 2021 Q1 2021 ($ 000) Revenue trends remain positive • Product 989 787 731 696 623 Continued growth in payments Services — 1 1 1 • Sustained shipments for logical access First shipments for Cyber/Access control Total Revenue $ 989 $ 787 $ 732 $ 697 $ 624 • Sequential expense fluctuation: Cost of Materials 676 430 300 304 220 • No R&D grants in Q122 Compensation and benefits 4,978 6,280 5 044 4 682 5 101 • Transition from R&D to Commercial focus Research and development 1,029 532 659 881 608 Cash balance Other operating expenses 1,938 2,142 1 729 1 763 1 713 • $25.5 million as of March 31 Depreciation and amortization 369 428 460 460 454 Total operating expenses 8,990 9,812 8 192 8 090 8 096 Loss from operations $ (8,001) $ (9,025) $ (7,460) $ (7,393) $ (7,472) 17 Copyright © 2022 IDEX Biometrics ASA

Strong Operating Leverage in Long-term Model

- Potential for extraordinary revenue growth
  - ✓ Expanding opportunity pipeline
  - ✓ Rapidly increasing backlog and pending design wins

- Target Operating Model at Scale:
  - ✓ Scalable fabless semiconductor model
  - ✓ Long-term goal of 50%+ gross margins
    - Consistent with fabless model
    - Reflects differentiation and solution cost leadership
  - ✓ Long-term goal of 30% operating margins
  - ✓ Scalable for sustained cash flow
    - Concentrated customer base limits channel expenses
    - Low CapEx and leveraged OpEx


Mastercard.
mastercard.
5412 7512 3412 3456
00/00
Lee M. Cardholder

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Copyright © 2022 IDEX Biometrics ASA
IDEX

Summary Copyright © 2022 IDEX Biometrics ASA

IDEX Biometrics – Differentiated and Disruptive $$ Massive Addressable Market: Payment cards, Cybersecurity / Data Access, Digital Currencies, and other adjacent markets Superior Biometric Performance: Enabling a secure and seamless user experience at ground-breaking transaction speeds Disruptive System Costs: Unique sensor architecture enables high integration and lowest possible cost Capturing a Market Inflection Point 20 Copyright © 2022 IDEX Biometrics ASA

Thank you! Copyright © 2022 IDEX Biometrics ASA